EXHIBIT 12.1
EURONET WORLDWIDE, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Unaudited)

	Three Months Ended March 31,
(dollar amounts in thousands)	2017	2016
Pretax income before adjustment for income from unconsolidated subsidiaries	$37,040	$38,227
Add:
Fixed charges	9,087	8,242
Adjusted pretax income	$46,127	$46,469
Fixed charges:
Interest expense	$7,148	$6,286
Estimate of interest within rental expense	1,939	1,956
Total fixed charges	$9,087	$8,242
Ratio of earnings to fixed charges	5.1	5.6